SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor, North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2018, incorporated by reference herein:

Exhibit

99.1    Release dated February 8, 2018, “COMPETITION AUTHORITIES APPROVAL IN
RESPECT OF THE PROPOSED TRANSACTION”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
DRDGOLD LIMITED
Date: February 8, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“
DRDGOLD
”)
COMPETITION AUTHORITIES APPROVAL IN RESPECT OF THE PROPOSED TRANSACTION
Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the announcement published by DRDGOLD on SENS on
Wednesday, 22 November 2017
(“
Transaction Announcement
”) .
INTRODUCTION
In terms of the Transaction Announcement, Shareholders were advised of, inter alia:
  the proposed acquisition by DRDGOLD of the WRTRP Assets, by way of the acquisition of a
  100% shareholding in WRTRP from Sibanye-Stillwater; and
  the granting of the Option to Sibanye-Stillwater,
collectively referred to as the “Proposed Transaction”.
COMPETITION AUTHORITIES APPROVAL
DRDGOLD is pleased to advise that, on Wednesday, 7 February 2018, the South African Competition
Authorities
(“
Competition Authorities”) established
in accordance with the Competition Act, No. 89 of
1998 (“Competition Act”) approved the merger pursuant to the implementation of the Proposed
Transaction.
The approval is subject to the following:
  Should Sibanye-Stillwater elect to exercise the Option within a period of 24 months from the date on which the Competition Authorities issued the requisite clearance certificate, being
  Wednesday, February 2018 (“Approval Date”), Sibanye-Stillwater shall inform the
  Competition Authorities of its decision within 20 business days of exercising the Option.
  Should Sibanye-Stillwater elect to exercise the Option after a period of 24 months from the
  Approval Date, Sibanye-Stillwater shall notify the Competition Authorities of such decision for consideration by the Competition Authorities as a merger in terms of section 13A of the
  Competition Act.
Implementation of the Proposed Transaction remains conditional on the fulfilment or waiver of certain conditions precedent, including the approval by Shareholders of all resolutions required to implement the Proposed Transaction at the General Meeting and Shareholders waiving the benefit of the
Mandatory Offer.

Shareholders will be advised of the posting of the Circular, the salient dates and times relating to the
Proposed Transaction and the General Meeting in due course.
Johannesburg
8 February 2018